

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2022

Christopher van Tienhoven
Chief Executive Officer
Patagonia Gold Corp.
2200 HSBC Building, 885 West Georgia Street
Vancouver, British Columbia Canada
V6C 3E8

      Re: Patagonia Gold Corp.
          Form 20-F for the Fiscal Year Ended December 31, 2021
          Filed May 2, 2022
          File No. 333-182072

Dear Mr. van Tienhoven:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Antonio Martinis